

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2019

Laurie DiGiovanni
Chief Executive Officer
YayYo, Inc.
433 No. Camden Drive, Suite 600
Beverly Hills, CA 90210

Re: YayYo, Inc.
Amendment No. 10 to Registration Statement on Form S-1
Filed April 24, 2019
File No. 333-224549

Dear Ms. DiGiovanni :

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1A10 filed April 24, 2019

Exhibits

1.   We note that the consent of your independent registered public accounting firm in Exhibit 23.1 refers to their report dated March 22, 2019, however, the opinion included in the audited financial statements is dated April 23, 2019. Please revise.

Laurie DiGiovanni
YayYo, Inc.
May 3, 2019
Page 2

　　　　You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

　　　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　　　　Office of Information Technologies
　　　　　　　　　　　　　　　　　　　　　　　and Services

cc:　　　Peter DiChiara